UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. ___ )*

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CALLIDITAS THERAPeUTICS ab
(Name of Subject Company (Issuer))

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ASAHI KASEI CORPORATION
(Names of Filing Persons (Offeror))

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Common Shares, quota value SEK 0.04 per Share and
American Depositary Shares (“ADSs”), each representing two Common Shares, quota value SEK 0.04 per Share
(Title of Class of Securities)

13124Q1061
(CUSIP Number)

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Shinichiro Haga
Lead Executive Officer and Senior General Manager, Corporate Strategy
1-1-2 Yurakucho, Chiyoda-ku, Tokyo, Japan 100-0006
+81-3-6699-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

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With a copy to:
Benet J. O’Reilly, Esq.
Adam J. Brenneman, Esq.
Kimberly R. Spoerri, Esq.
Cleary, Gottlieb, Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
(212) 225-2000

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CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
Not applicable.	Not applicable.

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*       No filing fee is required because the filing contains only preliminary communications made before the commencement of a tender offer.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:
☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒ third party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to 13e-4.
☐ going private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☒ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

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1       No CUSIP number exists for the underlying Common Shares, as the Common Shares are not traded in the United States. The CUSIP number 13124Q106 is only for the American Depositary Shares representing Common Shares.

Explanatory Note

This Tender Offer Statement on Schedule TO relates to a possible tender offer by Asahi Kasei Corporation, a corporation incorporated under the laws of Japan (“AKC”), for all of the Common Shares, quota value SEK 0.04 per share (the “Common Shares”), and all American Depositary Receipts, each representing two Common Shares (the “ADSs”), of Calliditas Therapeutics AB, a company incorporated under the laws of Sweden (“Calliditas”). On May 28, 2024, AKC held an investor relation conference call where it shared information relating to the possible tender offer.

This communication is neither an offer to purchase nor a solicitation of an offer to sell any securities. AKC has not yet commenced, and may never commence, a tender offer for the Common Shares and ADSs. If and when the planned tender offer is commenced, AKC will file with the U.S. Securities and Exchange Commission a Tender Offer Statement and related materials on Schedule TO, and Calliditas would file a Solicitation Recommendation on Schedule 14D-9. Holders of the Common Shares and American Depository Receipts representing the Common Shares are encouraged to read carefully such documents when they become available, and as they may be amended from time to time, before any decision is made with respect to the potential offer, because they will contain important information. If and when filed, such documents (and all other offer documents filed with the SEC) will be available free of charge at the website of the U.S. Securities and Exchange Commission — www.sec.gov.

This communication and the attached communications contain forward-looking statements relating to the potential commencement of a tender offer by AKC for Common Shares and ADSs, and its expectations with regard to the proposed transaction. Specific forward-looking statements relate to the expected timing of the offer, offer amount and other expected offer terms. These forward-looking statements are based on current intentions, expectations, estimates and projections and are not guarantees of future performance. These statements involve risks, uncertainties, assumptions and other factors that are difficult to predict and that could cause actual results to vary materially from those expressed in or indicated by them. AKC undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

Exhibit Index

Ex. 99.1	English version of AKC’s presentation for Investor Relations call held on May 28, 2024.
Ex. 99.2	English version of transcript of AKC’s Investor Relations call held on May 28, 2024.